United States securities and exchange commission logo





                             December 30, 2022

       John Leenerts
       Vice President
       Inland Mid-Continent Corporation
       2702 East 72nd Street
       Tulsa, OK 74136

                                                        Re: Inland
Mid-Continent Corporation
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed December 19,
2022
                                                            File No. 024-11837

       Dear John Leenerts:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Dilution, page 8

   1. We note your revised disclosure in response to prior comment 2. Please note that dilution per share to new
investors in this offering should represent the difference between the offering price per
share and the net tangible book value per share after the offering.
                                                        Please revise or
advise. In addition, please revise your disclosures to present your per share amounts rounded
to the nearest two decimal places so as to not imply greater precision than exists.
 John Leenerts
FirstName LastNameJohn    Leenerts
Inland Mid-Continent Corporation
Comapany30,
December  NameInland
              2022    Mid-Continent Corporation
December
Page 2    30, 2022 Page 2
FirstName LastName
Plan of Distribution, page 8

2. We note you have revised your disclosure in response to prior comment 3 to reflect that the total fees and expenses payable to Rialto will be approximately $410,000. However, you disclose under note 6 on page 14 that the maximum compensation is $415,000. Please revise or advise.
Description of the Business
History of the Company, page 12

3. We have reviewed your response to prior comment 4 and reissue the comment. We note your current disclosure states you own Working Interests in 100% of the mineral leases owned by the Company. You also disclose that each Company Working Interest is set at a
         13/16 (81.25%) net revenue interest     and each lessor   s royalty
interest for each lease is
         set at 3/16 (18.75%).

         Please revise your disclosure to clearly describe the types and average overall percentage ownership for interests currently owned by the Company in the 91 mineral leases. For example, clarify if you hold an undivided 8/8ths or a 100% working interest in each of the
         91 mineral leases in Okfuskee County (e.g. you are the sole working interest owner and that no other entities hold a portion of the working interest), with royalty interests of 3/16
         (18.75%) due to the mineral owner or lessor that represent deductions from the working interest to arrive at an average net revenue interest of 13/16 (81.25%) for each lease in which the Company holds an ownership. If you hold only a portion of the working interests in each lease, please revise your disclosure to clarify and provide the overall average working and net revenue interests you currently hold in the 91 mineral leases.

         Please note Item 1208 of Regulation S-K applies to all of the leases in which you hold a current/valid interest; therefore, your disclosure should not be limited to just the acreage amounts in Plays #2 through #7. Please revise your disclosure accordingly, and if warranted, provide separate disclosure relating to your overall interests in the 91 mineral leases and your specific interests in Plays #2 through #7.

4. We also note certain inconsistencies in the tabular presentation on page 12 relating to
         Plays #2 through #7. Please revise your presentation to disclose the total gross acres, total net acres, total gross developed acres, total net developed acres, total gross undeveloped acres, and total net undeveloped acres, and state the as of or effective date for these figures, e.g. December 31, 2021 or as of the date of this Offering Circular. Please note the definitions of (1) a gross acre and (2) a net acre in Item 1208(c) of Regulation S-K, where a gross acre represents each acre in which you currently own a working interest, and where a net acre is a gross acre multiplied by the working interest for that gross acre. For example, 1 gross acre with a working interest of 50% is 0.5 net acres. John Leenerts
FirstName LastNameJohn    Leenerts
Inland Mid-Continent Corporation
Comapany30,
December  NameInland
              2022    Mid-Continent Corporation
December
Page 3    30, 2022 Page 3
FirstName LastName
         In this regard, we note you disclose that you own working interests in 320 gross acres, 560
         gross acres and 720 gross acres in Plays 5, 6 and 7 with    0    net
acres, which indicates you
         have a    0    working interest ownership. We also note that the back
calculated working
         interest (i.e. net interest) for Play 2 is 58.8% (188/320), Play 3 is 73.1% (117/160) and
         Play 4 is 7.5% (12/161). These figures and the corresponding interests appear inconsistent with the discussion of your interests that accompany the table. You should only disclose acreage for leases in which you currently own an interest, that are valid and have not expired as of the end of your latest year end or more current date such as the date of this
         Offering Circular. Please revise your presentation to resolve these inconsistencies or tell us why a revision is not needed.
5. We have reviewed your response to prior comment 4 and note your expanded disclosure of lease expiration does not provide the expiration dates for material concentrations of your undeveloped acreage. To the extent there are known expirations or planned relinquishments of material amounts of your acreage over the near term (i.e. next 3 to 5 years), expand your disclosure to provide the total gross and net amounts by year. Refer to
         Item 1208(b) of Regulation S-K.
6. We have read your response to prior comment 5 and note the disclosure on page 12 of certain acreage figures relating to Plays 2 through 7 appears to represent the total surface acreage encompassed by each play. Please expand your disclosure to disclose the gross and net acreage amounts as defined in Item 1208(c) of Regulation S-K and clarify if the acreage is held by the Company under a current/valid lease in addition to disclosing the total surface acreage encompassed by each play.

         For example, the description for Play 7 states    the Company must
lease 100% of the Play
         7 acreage.    To the extent that any of the leases have expired,
disclose the acreage held
         under a current/valid lease, and separately the expired acreage amounts that are subject to lease renewals. Additionally disclose the acreage amounts relating to future acreage acquisitions, if required. Please note the acreage figures presented here relating to acreage held by the Company under a current/valid lease should be consistent with the figures in the tabular presentation of undeveloped acreage presented on page 12 relating to Plays #2 through #7.
Description of Property, page 14

7. We have read your response to prior comment 6 and note the disclosure on page 12 indicating the Company is a mineral lessee on 91 mineral leases with a gross leased area of 2,240 acres relating to Plays #2 through #7 appears to conflict with the comparable disclosure on page 14 indicating these 91 leases cover all six project areas and have a
         gross lease area of 1,520 acres. We also note Exhibit    A    Oil and
Gas Leases Inland Mid-
         Continent Corporation presents a tabular summary of the 91 individual mineral leases and the corresponding lease gross acres that total to 12,114.72 acres. John Leenerts
Inland Mid-Continent Corporation
December 30, 2022
Page 4
      Please revise your disclosure to resolve these apparent inconsistencies or tell us why a revision is not necessary. For example, your disclosure should clarify the difference between gross surface area within a lease, the number of acres within the lease that are under a current/valid lease held by the Company, and the number of acres within the lease that are not under a current/valid lease held by the Company and must be renewed or acquired, and acreage that is not currently encompassed by Plays #2 through #7.
       You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin,
Petroleum Engineer, at 202-551-3699 if you have questions regarding comments on engineering matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Karina Dorin, Staff
Attorney, at 202-551-3762 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Leenerts
                                                           Division of
Corporation Finance
Comapany NameInland Mid-Continent Corporation
                                                           Office of Energy &
Transportation
December 30, 2022 Page 4
cc:       Nicholas Antaki
FirstName LastName